

08028008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2007**   AND ENDING   **12/31/2007**
                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Web Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6475 Enclave Way

(No. and Street)

Boca Raton   **Florida**   **33496**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Eisenberg   **(212) 964-5543**

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   **New York**   **New York**   **10038**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael M. Becker__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Web Associates, Inc.__ , as

of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael M Becker
Signature

Dierdre Steinhaus Ainbinder
Notary Public

__President__

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



WEB ASSOCIATES, INC.

Financial Statements and Supplemental Schedules

December 31, 2007

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

WEB ASSOCIATES, INC.

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Web Associates, Inc.

We have audited the accompanying statement of financial condition of Web Associates, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web Associates, Inc. at December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2008

1

WEB ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Due from clearing broker (Note 4)	$ 501,917,140
Secured demand note (Note 10)	7,290,000
JBO investment	15,000
TOTAL ASSETS	**$ 509,222,140**

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold not purchased	$ 499,625,805
Accrued expenses	18,000
Payroll and taxes payable	91,969
Due to shareholder	90
TOTAL LIABILITIES	**499,735,864**
Commitments and Contingencies (Note 6)	-
Subordinated note (Note 10)	7,290,000
Stockholders' equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	1,200,000
Additional paid-in capital	900,000
Retained earnings	96,276
Total Stockholders' Equity	**2,196,276**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 509,222,140**

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2007

Revenues:		
Principal trading	$	1,618,531
Dividend income		900
Gain on investment securities		499
Total Revenues		1,619,930
Expenses:		
Employee compensation and benefits		707,160
Secured demand note fees		624,961
Office expenses		179,030
Professional fees		37,289
Regulatory expenses		1,470
Other expenses		150
Total Expenses		1,550,060
Net income before taxes		69,870
Provision for income taxes		26,445
Net income	$	43,425

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Totals
Balances at January 1, 2007	$ 1,200,000	$ -	$ 52,851	$ 1,252,851
Capital contribution	-	900,000	-	900,000
Net income	-	-	43,425	43,425
Balances at December 31, 2007	$ 1,200,000	$ 900,000	$ 96,276	$ 2,196,276

The accompanying notes are an integral part of these financial statements.

4

WEB ASSOCIATES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$	3,090,000
Increases:		
Subordinated borrowings		5,230,000
Decreases:		
Paydowns		(1,030,000)
Subordinated borrowings at December 31, 2007	$	7,290,000

The accompanying notes are an integral part of these financial statements.

5

WEB ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2007
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 43,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in due from clearing broker	(495,943,757)
(Increase) in secured demand note	(4,200,000)
Decrease in securities owned, at market	26,325
Decrease in income receivable	251,977
Decrease in prepaid tax	6,316
Increase in securities sold, not yet purchased, at market	499,625,805
Increase in accrued expenses	1,000
(Decrease) in dividends payable	(4,960,000)
Increase in payroll taxes payable	48,909
Total adjustments	(5,143,425)
NET CASH USED BY OPERATING ACTIVITIES	(5,100,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	900,000
Subordinated note payouts	(1,030,000)
Subordinated note proceeds	5,230,000
CASH PROVIDED BY FINANCING ACTIVITIES	5,100,000
NET INCREASE IN CASH	-
CASH	
Beginning of year	-
End of year	$ -
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Web Associates, Inc. (the "Company"), was incorporated in the State of New York in 1999, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in the activity of securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a mark to market basis.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing broker, dividends payable, accrued expense and taxes payable, approximates their fair value due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2007 consists of the following:

	Current	Deferred	Total
Federal	$ 6,355	$ -	$ 6,355
State and local	18,004	-	18,004
	$ 24,359	$ -	24,359

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2007, consist of the following:

Receivable from clearing broker $ 501,917,140

NOTE 5- SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities sold but not yet purchased consist of trading securities at quoted market values, as illustrated below:

	Sold But Not Yet Purchased
Common stocks and options	$ 499,625,805

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by officers of the Company.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $4,475,018 which was $4,375,018 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0246 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- SECURED DEMAND NOTES

Principals and relatives of the principals have loaned the Company $7,290,000, which is subordinated to the claims of general creditors. This debt is supported by secured demand notes in an amount equal to the subordinated loans. The secured demand notes are collateralized by securities and cash valued at approximately $7,290,000.

NOTE 11- CAPITAL CONTRIBUTION

During 2007 the stockholders contributed $900,000 as additional paid in capital.

NOTE 12- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WEB ASSOCIATES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:

Stockholders' equity		$	2,196,276
Add: allowable subordinated liabilities	$ 7,290,000		
			7,290,000
Less non-allowable assets and deductions:			
JBO investment	15,000		
			15,000
Net capital before haircuts			9,471,276
Less: Haircuts on securities positions			4,996,258
NET CAPITAL		$	4,475,018
TOTAL AGGREGATE INDEBTEDNESS		$	110,059
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$	7,341
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($4475,018 - $100,000)		$	4,375,018
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 110,059		
NET CAPITAL	$ 4,475,018		2.46%

12

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$	4,479,231
Decreases:			
Increase in accrued expenses	(2,643)		
Increase in federal tax payable	(1,570)		(4,213)
NET CAPITAL, per audit		$	4,475,018

WEB ASSOCIATES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2007

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
Web Associates, Inc.
New York, New York

In planning and performing our audit of the financial statements of Web Associates, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15

Web Associates, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the American Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2008

